

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

July 11, 2007

By Facsimile (303)825-1185 and U.S. Mail

Scott A. Berdan, Esq.
Kamlet Shepherd & Reichert LLP
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, Colorado 80202

Re: ACT Teleconferencing, Inc.
       Schedule 13E-3/A filed July 10, 2007
       File No. 5-54823

Dear Mr. Berdan

     We have reviewed the filing for the issues related to Schedule 13E-3 and those noted below and have the following comments:

1. We note your response to our previous comment number 1 that the estimates "were not material to the determination of the offering price pre share." Please advise whether you believe that the information is material to a shareholder's decision to tender. In this regard, we direct you to Release No. 34-15572 (February 15, 1979). While the Commission did not adopt the proposals made in that release, we believe the guidance is helpful.

     Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

                                 Very truly yours,

                                 Pamela W. Carmody
                                 Special Counsel
                                 Office of Mergers & Acquisitions